Exhibit 99.1

                           Zarlink Semiconductor Inc.
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
                     (in millions of U.S. dollars, CDN GAAP)

                                                        September 26,  March 28,
                                                             2003        2003
                                                        -------------  ---------
ASSETS                                                   (Unaudited)

Current assets:
  Cash and cash equivalents                                 $ 56.4       $ 23.5
  Short-term investments                                      35.2         89.5
  Restricted cash                                              5.6          6.2
  Trade accounts receivable - net                             27.0         20.3
  Other receivables                                            2.7          4.2
  Current portion of long-term receivables                     9.4           --
  Inventories                                                 21.8         24.0
  Future income tax assets                                     1.4          1.0
  Prepaid expenses and other                                  10.1          7.4
                                                            ------       ------
                                                             169.6        176.1
Fixed assets - net                                            48.2         58.4
Long-term receivables                                         24.2         31.8
Other assets                                                   4.6          4.5
                                                            ------       ------

                                                            $246.6       $270.8
                                                            ======       ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                                    $ 15.3       $ 10.1
  Employee-related payables                                   10.2         15.5
  Income and other taxes payable                              15.0         13.0
  Provisions for exit activities                               4.5          4.2
  Other accrued liabilities                                   10.7         12.6
  Deferred credits                                             0.8          1.1
  Current portion of long-term debt                            0.3          0.6
                                                            ------       ------
                                                              56.8         57.1
Long-term debt                                                 0.1          0.2
Pension liabilities                                           15.9         14.3
Future income tax liabilities                                  8.3          7.4
                                                            ------       ------
                                                              81.1         79.0
                                                            ------       ------
Commitments (Note 11)

Shareholders' equity:
  Redeemable preferred shares, unlimited
    shares authorized; 1,419,800 shares issued                20.5         20.9
    and outstanding (March 28, 2003 - 1,451,600)
  Common shares, unlimited shares authorized; no
    par value; 127,275,933 shares issued                     407.8        407.8
    and outstanding (March 28, 2003 - 127,265,316)
  Contributed surplus                                          5.6          5.8
  Deficit                                                   (282.0)      (256.3)
  Translation account                                         13.6         13.6
                                                            ------       ------
                                                             165.5        191.8
                                                            ------       ------
                                                            $246.6       $270.8
                                                            ======       ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED STATEMENTS OF LOSS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

                                                                            Three Months Ended                 Six Months Ended
                                                                        ---------------------------       --------------------------
                                                                        Sept. 26,         Sept. 27,       Sept. 26,        Sept. 27,
                                                                          2003              2002            2003             2002
                                                                        ---------         ---------       ---------        ---------
Revenue                                                                  $  46.6          $  46.2          $ 100.3          $  94.2
Cost of revenue                                                             27.4             25.9             55.7             51.8
                                                                         -------          -------          -------          -------
Gross margin                                                                19.2             20.3             44.6             42.4
                                                                         -------          -------          -------          -------
Expenses:
  Research and development                                                  19.2             22.5             38.4             42.9
  Selling and administrative                                                14.4             12.2             26.2             25.4
  Asset impairment and other                                                 5.3               --              5.3               --
                                                                         -------          -------          -------          -------
                                                                            38.9             34.7             69.9             68.3
                                                                         -------          -------          -------          -------
Loss from operations                                                       (19.7)           (14.4)           (25.3)           (25.9)
Other income - net                                                           0.7              2.6              0.5              3.0
Interest expense                                                            (0.3)            (0.3)            (0.3)            (0.4)
                                                                         -------          -------          -------          -------
Loss before income taxes                                                   (19.3)           (12.1)           (25.1)           (23.3)
Income tax (expense) recovery                                                0.5             (1.1)             0.4             (1.3)
                                                                         -------          -------          -------          -------
Net loss for the period                                                  $ (18.8)         $ (13.2)         $ (24.7)         $ (24.6)
                                                                         =======          =======          =======          =======
Net loss attributable to common shareholders
 after preferred share dividends                                         $ (19.3)         $ (13.7)         $ (25.7)         $ (25.6)
                                                                         =======          =======          =======          =======
Net loss per common share:
      Basic and diluted                                                  $ (0.15)         $ (0.11)         $ (0.20)         $ (0.20)
                                                                         =======          =======          =======          =======
Weighted average number of common shares
  outstanding (millions):
      Basic and diluted                                                    127.3            127.2            127.3            126.9
                                                                         =======          =======          =======          =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (in millions of U.S. dollars, CDN GAAP)
                                   (Unaudited)

                                                                            Three Months Ended                 Six Months Ended
                                                                        ---------------------------       --------------------------
                                                                        Sept. 26,         Sept. 27,       Sept. 26,        Sept. 27,
                                                                          2003              2002            2003             2002
                                                                        ---------         ---------       ---------        ---------
CASH PROVIDED BY (USED IN)
Operating activities:
  Net loss for the period                                                $ (18.8)         $ (13.2)         $ (24.7)         $ (24.6)
  Depreciation of fixed assets                                               3.5              4.5              7.3              8.6
  Amortization of other assets                                               0.5              0.3              0.8              0.6
  Future income taxes                                                       (0.9)              --             (0.8)              --
  Other non cash changes in operating activities                             5.9             (1.8)             7.0             (1.5)
  Decrease (increase) in working capital
      Trade accounts and other receivables                                   1.8              0.4             (5.6)             2.5
      Inventories                                                            1.5              4.6              2.3              7.3
      Prepaid expenses and other                                              --              0.4             (3.5)             2.4
      Trade accounts payable and other accrued liabilities                  (1.4)            (9.8)            (0.1)           (14.5)
      Deferred credits                                                        --              0.4             (0.2)             0.3
                                                                         -------          -------          -------          -------
Total                                                                       (7.9)           (14.2)           (17.5)           (18.9)
                                                                         -------          -------          -------          -------
Investing activities:
      Purchased short-term investments                                     (22.7)           (63.6)           (85.0)          (149.6)
      Matured short-term investments                                        49.8            119.5            139.3            166.0
      Proceeds from disposal of fixed and other assets                       0.2              0.4              0.6              0.4
      Expenditures for fixed and other assets                               (2.0)            (1.6)            (3.2)            (4.3)
      Increase in long-term investments                                       --               --               --             (0.4)
                                                                         -------          -------          -------          -------
Total                                                                       25.3             54.7             51.7             12.1
                                                                         -------          -------          -------          -------
Financing activities:
      Repayment of capital lease liabilities                                (0.2)            (0.8)            (0.4)            (1.4)
      Payment of dividends on preferred shares                              (0.5)            (0.5)            (1.0)            (1.0)
      Issue of common shares                                                  --               --               --              0.5
      Repurchase of preferred shares                                        (0.1)            (0.2)            (0.5)            (0.4)
      Reduction in hypothecation of cash under letters of
       credit                                                                0.6               --              0.6               --
                                                                         -------          -------          -------          -------
Total                                                                       (0.2)            (1.5)            (1.3)            (2.3)
                                                                         -------          -------          -------          -------

Effect of currency translation on cash and cash equivalents                   --             (2.0)              --              1.4
                                                                         -------          -------          -------          -------

Increase (decrease) in cash and cash equivalents                            17.2             37.0             32.9             (7.7)

Cash and cash equivalents, beginning of period                              39.2             30.9             23.5             75.6
                                                                         -------          -------          -------          -------

Cash and cash equivalents, end of period                                 $  56.4          $  67.9          $  56.4          $  67.9
                                                                         =======          =======          =======          =======

        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

1.    Basis of Presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. ("Zarlink" or the "Company") in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in Canada for interim financial statements and with the instructions to Form 10-Q and Regulation S-X pertaining to interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 26, 2003 and the results of operations and cash flows of the Company for the three and six month periods ended September 26, 2003 and September 27, 2002, respectively, in accordance with Canadian GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. Separate U.S. GAAP financial statements are also prepared and presented to shareholders.

      These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Canadian Consolidated Financial Statements for the year ended March 28, 2003. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

2.    Change in functional currency

      Since the third quarter of Fiscal 2002, the Company has presented its financial statements in U.S. dollars. However, the Company has historically measured the parent company's financial statements in Canadian dollars and its subsidiaries' financial statements in their respective local currencies. Effective March 29, 2003, the beginning of Fiscal 2004, as a result of the Company's increased economic activities denominated in U.S. dollars, the U.S. dollar has become the functional currency across the Company's operations.

      Prior to March 29, 2003, the financial statements of the foreign subsidiaries were measured using the local currency as the functional currency. All balance sheet amounts were translated using the exchange rates in effect at the applicable period end, and income statement amounts were translated using the weighted average exchange rates for the applicable period. Any gains and losses resulting from the changes in exchange rates from year to year were reported as a separate component of other comprehensive loss included in Shareholders' Equity.

      Effective March 29, 2003, the carrying value of monetary balances denominated in currencies other than U.S. dollars were remeasured at the balance sheet date rates of exchange. The gains or losses resulting from the remeasurement of these amounts have been reflected in earnings in the respective periods. Non-monetary items and any related amortization of such items are measured at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been remeasured at the average rates prevailing during the period.

       (in millions of U.S. dollars, except per share amounts, CDN, GAAP)

3.    Recently issued accounting pronouncements

      The CICA has issued CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" (Section 3475). The provisions of
      Section 3475 apply to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The new standard replaces requirements for the disposal of assets and discontinued operations that were contained in Section 3061, "Property, Plant and Equipment", and in the previous Section 3475, "Discontinued Operations, and harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under FASB's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Application of the new Section 3475 is prospective and adoption of the new standard will impact the accounting for future disposals of long-lived assets and discontinued operations.

      The CICA has issued CICA Handbook Section 3063, "Impairment of Long-Lived Assets" (Section 3063). Section 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of Section 3063 is prospective. The new standard replaces requirements for the write-down of assets previously contained in Section 3061, "Property, Plant and Equipment", and harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 144. The adoption of Section 3063 is not expected to have a material impact on the Company's financial statements.

4.    Stock-based compensation

      Pro forma information regarding net income (loss) and net income (loss) per share is required by CICA Handbook Section 3870 as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                                                           Three Months Ended                 Six Months Ended
                                                                       ---------------------------       --------------------------
                                                                       Sept. 26,         Sept. 27,       Sept. 26,        Sept. 27,
                                                                         2003              2002            2003             2002
                                                                       ---------         ---------       ---------        ---------
      Net loss, as reported                                             $ (18.8)         $ (13.2)         $ (24.7)         $ (24.6)
      Adjustments:
         Pro forma stock compensation expense                              (3.1)            (3.4)            (6.2)            (6.7)
                                                                       ---------------------------       --------------------------
      Pro forma net loss                                                $ (21.9)         $ (16.6)         $ (30.9)         $ (31.3)
                                                                       ---------------------------       --------------------------
      Net loss per common share, as reported
         Basic and diluted                                              $ (0.15)         $ (0.11)         $ (0.20)         $ (0.20)
                                                                       ---------------------------       --------------------------
      Pro forma net loss per common share:
         Basic and diluted                                              $ (0.18)         $ (0.13)         $ (0.25)         $ (0.25)
                                                                       ---------------------------       --------------------------

      Based upon the fair value method of accounting for stock compensation expense, the pro forma net loss for the quarter ended September 26, 2003, was increased by $3.1 as compared to the net loss, as reported ($3.4 for the quarter ended September 27, 2002). The pro forma net loss for the six months ended September 26, 2003 was increased by $6.2 as compared to the net loss, as reported ($6.7 for the six months ended September 27, 2002).

       (in millions of U.S. dollars, except per share amounts, CDN, GAAP)

      Pro forma financial information required by CICA Handbook Section 3870has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option pricing model with the following weighted-average assumptions for the three and six month fiscal periods ended September 26, 2003 and September 27, 2002:

                                                                           Three Months Ended                 Six Months Ended
                                                                       ---------------------------       --------------------------
                                                                       Sept. 26,         Sept. 27,       Sept. 26,        Sept. 27,
                                                                         2003              2002            2003             2002
                                                                       ---------         ---------       ---------        ---------
      Weighted  average fair value price of the options  granted         $  2.39           $  1.56          $  2.31         $  1.73
         during the quarter

      Risk free interest rate                                               3.01%             3.69%            3.10%           4.19%
      Dividend yield                                                         Nil               Nil              Nil             Nil
      Volatility factor of the expected market price of the
        Company's common stock                                              0.692            0.628            0.687           0.595
      Weighted-average expected life of the options                     3.4 years        3.0 years        3.4 years       3.3 years

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

5.    Inventories

                                                      Sept. 26,       March 28,
                                                        2003            2003
                                                      ---------       ---------
      Raw materials                                     $ 2.3          $ 2.6
      Work-in-process                                    16.0           18.3
      Finished goods                                      3.5            3.1
                                                        -----          -----
                                                        $21.8          $24.0
                                                        =====          =====

6.    Fixed assets

                                                      Sept. 26,       March 28,
                                                        2003            2003
                                                      ---------       ---------
      Cost                                             $174.2          $174.5
      Accumulated amortization                          126.0           116.1
                                                       ------          -------
                                                       $ 48.2          $  58.4
                                                       ======          =======

      The Company recorded an impairment loss on fixed assets of $4.7 during the second quarter of Fiscal 2004 as a result of a review of the ongoing usage of the Company's testing equipment and enterprise resource planning system.

7.    Long term receivables

                                                     Sept. 26,       March 28,
                                                       2003            2003
                                                     ---------       ---------
      Note receivable, non-interest bearing            $16.5           $15.9
      Investment tax credits recoverable                17.1            15.9
                                                       -----           -----
                                                        33.6            31.8
      Less: current portion                             (9.4)             --
                                                       -----           -----
                                                       $24.2           $31.8
                                                       =====           =====


      Based upon the terms of the Plymouth Foundry sale agreement with X-FAB Semiconductor Foundries AG, the first payment of $10.0 against the discounted note receivable is due in June 2004 with the final payment of $8.0 due in March 2005.

8.    Other assets

                                                     Sept. 26,       March 28,
                                                       2003            2003
                                                     ---------       ---------
      Patents, trademarks, and other
        intangible assets:
        Cost                                           $10.5          $ 9.5
        Accumulated amortization                        (5.9)          (5.0)
                                                       -----          -----
        Patents, trademarks, and other
          intangible assets - net                      $ 4.6          $ 4.5
                                                       =====          =====

      The amortization of patents, trademarks and other intangible assets amounted to $0.5 and $0.8, respectively, for the three and six months ended September 26, 2003 (three and six months ended September 27, 2002 - $0.3 and $0.6, respectively).

9.    Provisions for exit activities

                                                     Sept. 26,       March 28,
                                                       2003            2003
                                                     ---------       ---------
      Restructuring provisions                          $3.8           $2.9
      Provision for disposal of discontinued
        operations                                        --            0.1
      Provision for disposal of foundry
        businesses                                       0.7            1.2
                                                        ----           ----
                                                        $4.5           $4.2
                                                        ====           ====

      During the second quarter of Fiscal 2004, the Company implemented further cost reductions in efforts to outsource programs and streamline operations. The Company incurred workforce reduction costs of $3.4 as a result of reducing the Company's employee base by approximately 120 employees, globally across all job categories and business units. . In particular, severance costs of $1.0 were included in research and development, related to a reduction in R&D engineers, and as a result of a further reduction in the selling and administrative workforce, severance costs of $1.8 were included in selling and administration in the quarter. The Company also recorded severance costs of $0.6 in cost of revenue, related to further cost reductions as it finalizes its outsourcing programs and streamline operations.


      As a result of the workforce reduction program and streamlining of operations, the Company recorded a charge of $0.6, included in asset impairment and other, related to excess space under lease contract in Canada.


      Of the $4.0 of restructuring provision recorded in the second quarter of Fiscal 2004, $2.6 related to the Network Communication segment, $0.9 related to the Consumer Communications segment, and $0.5 related to the Ultra Low-Power segment.


      The remaining restructuring provision relates mostly to idle and excess space as a result of exit activities implemented and completed in Fiscal 2002 and Fiscal 2001.

       (in millions of U.S. dollars, except per share amounts, CDN GAAP)

      The following table summarizes the continuity of these restructuring provisions for the three and six months ended September 26, 2003:


                                                       Lease and
                                          Workforce     contract
                                          reduction    settlement      Total
                                          ---------    ----------    ---------

      Balance, March 28, 2003               $ 0.3        $ 2.6        $ 2.9
      Cash drawdowns during quarter          (0.1)        (0.2)        (0.3)
                                            -----        -----        -----
      Balance, June 27, 2003                $ 0.2        $ 2.4        $ 2.6
      Restructuring activities
        during the quarter                    3.4          0.6          4.0
      Cash drawdowns during quarter          (2.2)        (0.6)        (2.8)
                                            -----        -----        -----
      Balance, Sept. 26, 2003               $ 1.4        $ 2.4        $ 3.8
                                            =====        =====        =====

10.   Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation ("Mitel"). This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at September 26, 2003, was $33.2 (20.0 British Pounds), assuming the Company is unable to secure the completion of the project. The Company is not aware of any factors as at September 26, 2003 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. At September 26, 2003, the carrying value of this guarantee was nil.


      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.


      In connection with the sale of the Systems business on February 16, 2001, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at September 26, 2003, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities.

      As at September 26, 2003, the Company has guaranteed a custom bond amounting to $2.7 to a third party on behalf of a subsidiary.

      No  amounts   have  been   recorded   by  the   Company   related  to  the
      above-mentioned items.

       (in millions of U.S. dollars, except per share amounts, CDN GAAP)

      The Company records a liability based upon its historical experience with warranty claims. The table below presents a reconciliation of the changes in the Company's product warranty accrual for the three and six month periods ended September 26, 2003:

                                           Three Months Ended   Six Months Ended
                                             Sept. 26, 2003      Sept. 26, 2003
                                           -------------------------------------
      Beginning balance                           $ 0.5               $  --
      Accruals for new and
        pre-existing warranties                      --                 0.5
      Reduction based on change
        in estimates                               (0.4)               (0.4)
                                           -------------------------------------
      Ending balance                              $ 0.1               $ 0.1
                                           =====================================

11.   Commitments

      The Company had letters of credit outstanding as at September 26, 2003 of approximately $5.6 (September 27, 2002 - $3.1). Cash and cash equivalents of $5.6 have been pledged as security against certain outstanding letters of credit, which expire within 12 months, and are presented as restricted cash.

      As a result of the restructuring and impairment losses recorded in the second quarter of Fiscal 2004, the Company did not meet a quarterly financial covenant with respect to shareholder's equity under the Company's credit facility. A waiver was obtained from the bank in respect of the financial covenant, and subsequent to the quarter ended September 26, 2003, the Company has cancelled the operating line component of the revolving global credit facility. As a result of this change the Company will operate with a credit facility of approximately $9.2 (Cdn$12.5), available for letters of credit. The financial covenant with respect to shareholder's equity has also been modified under the new agreement.

12.   Redeemable Preferred Shares

      There were 27,800 preferred shares purchased during the six months ended September 26, 2003 for cash consideration of $0.5. As at September 26, 2003, there were 5,900 repurchased preferred shares that had not been cancelled by the end of the quarter.

      During the second quarter of Fiscal 2004, the Company paid dividends on its redeemable preferred shares of $0.5 and declared a quarterly dividend of $0.37(Cdn$0.50) per share, resulting in a cumulative dividend of $0.74 (Cdn$1.00) per share for the first six months of Fiscal 2004.

13.   Capital stock

      a) The Company has not declared or paid any dividends on its common shares.

      b) On June 6, 2002, the Company announced its intention to continue its normal course issuer bid program for up to 6,358,203 common shares (5 percent of 127,164,078 common shares issued and outstanding at May 31, 2002) between June 10, 2002 and June 9, 2003. No shares were repurchased under the normal course issuer bid program in the period ended June 9, 2003. The program was not renewed.

      c)    A summary of the Company's stock option activity is as follows:

                                                       Six Months Ended
                                               ---------------------------------
                                               September 26,       September 27,
                                                   2003                 2002
                                               -------------       -------------
      Outstanding Options:
      Balance, beginning of period              10,828,557          10,914,962
      Granted                                      109,500             357,300
      Exercised                                    (10,617)           (109,193)
      Forfeited                                   (997,883)         (1,476,966)
                                                ----------          ----------
      Balance, end of period                     9,929,557           9,686,103
                                                ==========          ==========

            As at September 26, 2003, there were 4,602,505 (March 28, 2003 - 3,714,122) options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $2.51 to $
            27.57 per share with exercise  periods  extending to June 2008.

       (in millions of U.S. dollars, except per share amounts, CDN GAAP)

            The exercise price of stock options was based on prices in Canadian dollars translated at the U.S. dollar exchange rate on September 26, 2003.

      d) The net loss per common share figures were calculated based on the net loss after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      The following potentially dilutive common share equivalents have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the periods presented:

                                  Three Months Ended         Six Months Ended
                                 Sept. 26,   Sept. 27,    Sept. 26,    Sept. 27,
                                   2003        2002          2003        2002
                                 -----------------------------------------------
       Stock options              537,993     41,054       573,690      208,942
                                 ===============================================

      The following stock options were excluded from the computation of common share equivalents because the options' exercise price exceeded the average market price of the common shares, thereby making them anti-dilutive:

                                  Three Months Ended         Six Months Ended
                                 Sept. 26,   Sept. 27,    Sept. 26,    Sept. 27,
                                   2003        2002          2003        2002
                                 -----------------------------------------------
      Number of outstanding
        options                  7,451,043   9,420,728    7,401,043    8,219,274

      Average exercise price
        per share                $   10.56   $    9.03    $   10.59    $    9.65

      The average exercise price of stock options was based on prices in Canadian dollars translated at the U.S. dollar exchange rate on the applicable period end date.

14.   Other income (expense) - net

                                  Three Months Ended         Six Months Ended
                                 ---------------------    ----------------------
                                 Sept. 26,   Sept. 27,    Sept. 26,    Sept. 27,
                                   2003        2002          2003        2002
                                 -----------------------------------------------
      Interest income              $0.6        $1.0          $ 1.4       $1.9
      Foreign exchange
        gain (loss)                 0.1         1.6           (0.9)       1.1
                                 -----------------------------------------------
      Other income (net)           $0.7        $2.6          $ 0.5       $3.0
                                 ===============================================

15.   Information on business segments

      Business Segments

      The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

      The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. The Network Communications business segment offers products that provide connectivity to the enterprise and metro sectors such as feeder, aggregation and transmission applications, and products that address the multi-protocol physical and network layers. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business provides ASIC solutions for applications such as pacemakers, hearing aids and portable instruments.

      The Chief Executive Officer ("CEO") is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate stock compensation expense, special charges or gains, interest income or interest expense or income taxes to its reportable segments. In addition, total assets are not allocated to each segment as they are primarily tracked by legal entity only; however, depreciation of fixed assets is allocated to the segments based on the estimated asset

       (in millions of U.S. dollars, except per share amounts, CDN GAAP)

      usage. The accounting  policies of the reportable segments are the same as
      those  of  the  Company  as  reflected  in  the   consolidated   financial
      statements.

Three Months Ended Sept. 26, 2003                Network             Consumer        Ultra Low-Power    Unallocated
                                              Communications      Communications     Communications        Costs         Total
                                            --------------------------------------------------------------------------------------
Total external sales revenue                     $ 25.0               $13.8              $ 7.8             $ --         $ 46.6
Amortization of buildings and equipment             1.9                 1.2                0.4               --            3.5
Asset impairment and other                          3.0                 1.9                0.4               --            5.3
Segment's operating loss                          (11.7)               (6.0)              (2.0)              --          (19.7)

                                                 Network             Consumer        Ultra Low-Power    Unallocated
Three Months Ended Sept. 27, 2002             Communications      Communications     Communications        Costs         Total
                                            --------------------------------------------------------------------------------------
Total external sales revenue                      $29.4               $10.4              $ 6.4             $ --         $ 46.2
Amortization of buildings and equipment             3.0                 1.3                0.2               --            4.5
Segment's operating loss                           (6.3)               (6.7)              (1.4)              --          (14.4)

Six Months Ended Sept. 26, 2003                  Network             Consumer        Ultra Low-Power    Unallocated
                                              Communications      Communications     Communications        Costs         Total
                                            --------------------------------------------------------------------------------------
Total external sales revenue                     $ 54.3              $ 27.2              $18.8             $ --         $100.3
Amortization of buildings and equipment             3.7                 2.5                1.1               --            7.3
Asset impairment and other                          3.0                 1.9                0.4               --            5.3
Segment's operating loss                          (14.3)              (10.0)              (1.0)              --          (25.3)

                                                 Network             Consumer        Ultra Low-Power    Unallocated
Six Months Ended Sept. 27, 2002               Communications      Communications     Communications        Costs         Total
                                            --------------------------------------------------------------------------------------
Total external sales revenue                     $ 57.8              $ 23.0              $13.4             $ --         $ 94.2
Amortization of buildings and equipment             5.8                 2.6                0.2               --            8.6
Segment's operating loss                          (12.1)              (12.4)              (1.4)              --          (25.9)

16.   Supplementary cash flow information

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                                              Three Months Ended              Six Months Ended
                                                                           -------------------------       ------------------------
                                                                           Sept. 26,       Sept. 27,       Sept. 26,      Sept. 27,
                                                                              2003            2002           2003            2002
                                                                           ---------       ---------       ---------      ---------
Cash provided by (used in)
  Loss on disposal of fixed assets                                            $0.1           $ --            $0.1           $ --
  Foreign exchange gain on short-term investments                               --           (1.8)             --           (1.5)
  Change in pension liabilities                                                0.5             --             1.6             --
  Impairment of fixed assets                                                   4.7             --             4.7             --
  Provision for excess space under lease contract                              0.6             --             0.6             --
                                                                              ---------------------------------------------------
Other non-cash changes in operating activities                                $5.9           $(1.8)          $7.0           $(1.5)
                                                                              ===================================================

17.   Subsequent event

      On October 16, 2003, the Company announced reduced spending primarily in its Network Communications segment. The Company expects to record additional charges of approximately $4.5 in the third quarter of Fiscal 2004, related to reducing its global workforce by approximately 5%.

18.   Comparative figures

      Certain of the Fiscal 2003 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2004.